SECURITAS

File No. 82-34719

SUPPL

Press Release from Securitas AB

October 7th, 2005

Securitas Systems acquisition in the US

Securitas Security Systems in the United States has acquired Hamilton Pacific L.P., Pasadena, CA. Hamilton Pacific is one of the leading providers of security solutions to banks and financial institutions in the US. It has a leading position in California with 15 additional locations throughout the US serving up to 22 states. Hamilton Pacific is providing electronic security systems, bank security equipment, vaults and ATMs to many of the major financial institutions. Forecasted sales for Hamilton Pacific in 2005 are MUSD 47 (MSEK 362) with an employee base of 225. The company is profitable and will contribute positively to the result before tax of the Securitas Group going forward. The final purchase price of the acquisition will depend upon the financial performance of Hamilton Pacific during 2005 and the price is currently anticipated to be at the same level as the annual sales for 2005.

The acquisition establishes Securitas Systems in the US not only as a provider of security solutions for large and medium sized financial offices like headquarters and regional offices, but also as a provider of security solutions and services for their branch networks throughout major parts of the US. This acquisition thereby becomes an important part in the Securitas Systems US strategy to specialize operations. This is comparable to the situation in Europe where Securitas Systems is the leading provider to the financial sector in some of the larger countries as well as in the Nordic region.

Contact:

Håkan Winberg, Executive Vice President and CFO +44 (0) 20 8432 6500

The press release is also available on: www.securitasgroup.com

Securitas AB
P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70

File No. 82-34719

Notes to Editors:

Security Systems USA is part of the **Securitas Systems Division,** supplying custom designed integrated and high end security solutions for demanding customers. Major customer segments are banks and financial institutions, offices and industrial sites as well as multi site installations like utilities, logistics centers and retail chains. The division has operations and coverage in 12 European countries and in the USA with an average market share in Europe of about 5 percent and 1 percent in the USA. The total annual sale for the division is approximately MSEK 5,600 and it has over 4,000 employees.

Securitas is a world leader in security, active in more than 20 countries in Europe and North America. Securitas employs over 200,000 people and the operations are organized in five specialized divisions; **Security Services USA** and **Security Services Europe** for guarding solutions, **Security Systems** for integrated and high end security systems, **Direct** for professional and consumer alarm concepts and **Cash Handling Services** for cash processing, transport and ATM services. Over the past 15 years, Securitas has grown to be the world's largest security company with a market share of 8 percent of the total world market. Securitas' annual sales are approximately MSEK 60,000.

Securitas AB

P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70